FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1.	Reporting Issuer
Brigus Gold Corp.
2000 Barrington Street, Suite 501
Hallifax, Nova Scotia
B3J 3K1

ITEM 2.	Date of Material Change
November 2, 2010.

ITEM 3.	Press Releases
Press release in the form of Schedule A attached hereto was disseminated on November 2, 2010 via BusinessWire news service.

ITEM 4.	Summary of Material Change

Brigus Gold Corp. (“Brigus Gold” or the “Company”) has announced that it has reduced its 2011 forward gold sales contract obligations (“hedge”) by 43,276 ounces, representing 79% of the sales contracts deliverable in 2011, at a cost of US$21.0 million.  The Company used a portion of the proceeds raised from the C$57.5 million financing completed on October 19, 2010 for the hedge book reduction.  As a result, the Company is completely unhedged for the period January through September 2011 and will benefit from selling 100% of its Black Fox Mine gold production at spot prices for this period.

The original forward gold sales contracts, at an average price of $876 per ounce of gold, were established in early 2009 as part of the project debt facility for the Black Fox Mine.  The unwinding of the hedge position, means that, as of December 31, 2010, the Company will have forward gold sales commitments for the period October 2011 through March 2013 of 98,409 ounces.

ITEM 5.	Full Description of Material Change
See Schedule A attached.

ITEM 6.	Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable.

ITEM 7.	Omitted Information
Not applicable.

ITEM 8.	Executive Officer
The following officers of the Company may be contacted for further information:

Wendy Yang, Vice President of Investor Relations
Tel: (303) 524-3203
E-mail: ir@brigusgold.com

Sean Tufford, Director of Investor Relations
Tel: (902) 422-1421
E-mail: sean@brigusgold.com

ITEM 9.	Date of Report
This report is dated this 8th day of November, 2010.

Schedule A

Brigus Gold Reduces Its 2011 Hedge Book by 79%

Halifax, Nova Scotia; November 2, 2010 – Brigus Gold Corp. (“Brigus Gold” or the “Company”) (TSX and NYSE Amex: BRD) announces that it has reduced its 2011 forward gold sales contract obligations (“hedge”) by 43,276 ounces, representing 79% of the sales contracts deliverable in 2011, at a cost of US$21.0 million.  The Company used a portion of the proceeds raised from the C$57.5 million financing completed on October 19, 2010 for the hedge book reduction.  As a result, the Company is completely unhedged for the period January through September 2011 and will benefit from selling 100% of its Black Fox Mine gold production at spot prices for this period.

The original forward gold sales contracts, at an average price of $876 per ounce of gold, were established in early 2009 as part of the project debt facility for the Black Fox Mine.  The unwinding of the hedge position, means that, as of December 31, 2010, the Company will have forward gold sales commitments for the period October 2011 through March 2013 of 98,409 ounces.

Brigus Gold Chairman, Chief Executive Officer and President Wade K. Dawe said, “One of our Company’s objectives for 2010 was to reduce the gold hedge book and project debt thus strengthening the Company’s balance sheet.  On October 20, 2010, we used US$20.7 million from the October 19 financing to reduce the principal amount outstanding under our project debt facility from US$42.0 million to US$21.3 million, representing an overall reduction of 70% from the US$70.0 million owed at the beginning of 2010.”

He continued, “As importantly, with the gold price having risen from US$900 per ounce in early 2009 to its current level in excess of US$1,300, we have aggressively reduced our 2011 forward sales commitments to provide our shareholders with greater exposure to a rising gold price.  We plan to continue to seek opportunities to reduce the Company’s debt and increase our exposure to the gold price.  As of this date, we have unwound approximately 31% of the Company’s 2011-2013 hedge book, leaving only 11,428 ounces hedged in the fourth quarter of 2011 and 87,981 ounces hedged in the 2012-2013 period.”

For the fourth quarter of 2010, the Company will deliver 13,280 ounces into forward sales contracts under its existing hedge book.

About Brigus Gold

Brigus Gold is a growing gold producer committed to maximizing shareholder value through a strategy of efficient production, targeted exploration and select acquisitions. The Company operates the wholly owned Black Fox Mine in the Timmins Gold District of Ontario, Canada.   The Black Fox Mine is located in the Township of Black River-Matheson, Ontario, Canada. Brigus Gold is also advancing the Goldfields Project located near Uranium City, Saskatchewan, Canada, which hosts the Box and Athona gold deposits. In Mexico, Brigus Gold holds a 100 percent interest in the Ixhuatan Property located in the state of Chiapas, and an 80 percent interest in the Huizopa Joint Venture, an early stage, gold-silver exploration joint venture located in the State of Chihuahua. In the Dominican Republic, Brigus Gold also has a joint venture covering three mineral exploration projects.

Contact Information:

Wendy Yang, Vice President of Investor Relations
Phone: 303-524-3203
E-mail: ir@brigusgold.com

Sean Tufford, Director of Investor Relations
Phone: 902-422-1421                                                                           Toll Free: 1-866-785-0456
Email: stufford@brigusgold.com

Website: www.brigusgold.com

Cautionary and Forward-Looking Statements

Statements contained in this news release which are not historical facts are forward-looking statements that involve risk, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements.  All statements regarding the ability of the Company to further reduce its forward gold sales contracts, deliver gold pursuant to forward gold sales contracts, continue to reduce the principal outstanding under its loan facility and the continuation of  a rising gold price are forward-looking statements and estimates that involve various risks and uncertainties.  This forward-looking information includes, or may be based upon, estimates, forecasts, and statements as to management's expectations with respect to, among other things, the outcome of legal proceedings, the issue of permits, the size and quality of the company's mineral resources, progress in development of mineral properties, future production and sales volumes, capital and mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, and the financial results of the Company.

Important factors that could cause actual results to differ materially from these forward-looking statements include environmental risks and other factors disclosed under the heading “Risk Factors” in Brigus Gold’s most recent annual report on Form 10-K filed with the United States Securities and Exchange Commission and elsewhere in Brigus Gold’s documents filed from time to time with the Toronto Stock Exchange, the NYSE Amex Equities, the United States Securities and Exchange Commission and other regulatory authorities.  All forward-looking statements included in this news release are based on information available to the Company on the date hereof.  The Company assumes no obligation to update any forward-looking statements, except as required by applicable securities laws.